Earnings Conference Call 2Q18 Exhibit 99.3

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed business combination transaction with Fibria Celulose S.A. (“Fibria”), Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED BUSINESS COMBINATION TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 and all other documents filed by Suzano with the SEC in connection with the proposed business combination transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br. Disclaimer

Quarter affected by the truck drivers’ strike and exchange variation Adjusted EBITDA²: R$ 1,573 MM +36% vs. 2Q17 +3% vs. 1Q18 Operational Cash Generation¹: R$ 1,279 MM +40% vs. 2Q17 +1% vs. 1Q18 ¹ Operating Cash Generation = Adjusted EBITDA less Sustaining CAPEX. | ² Adjusted for non-recurring factors. | ³Net Debt / Last twelve months Adjusted EBITDA (in R$). 95 HIGHLIGHTS Impact of exchange variation on hedge operations: (R$ 2,550 MM) Leverage³: 1.7x -1.0x vs. 2Q17 0.0x vs. 1Q18 Production loss due to strike: ~105k ton Pulp: -80k ton Paper: -25k ton

96 ¹ Excludes other businesses from 1Q18 onward, i.e. consumer goods. | ² LTM: last twelve months ending on 06/30/2018. | ³ Impact referring to the Management’s Long-Term Incentive : (i) 1Q18: -R$ 33/ton in EBITDA and -0,1 p.p. in ROIC ; (ii) 2Q18: -R$ 120/ton in EBITDA and -0,6 p.p. in ROIC; (iii) LTM 2Q18: -R$ 34/ton in EBITDA and -0,8 p.p. in ROIC and (iv) LTM 1Q18: -0,1 p.p. in ROIC. Paper Operational stability supports the evolution of results Paper Sales (‘000 ton) Paper Production (‘000 ton) Paper Adjusted EBITDA (R$/ton) Paper ROIC (%)

97 Pulp Results supported by exchange variation and volume affected by truck drivers’ strike FX (BRL/USD) R$3.32 R$3.21 R$3.24 R$3.61 R$3.19 Pulp Production (‘000 ton) Pulp Adjusted EBITDA (R$/ton) Pulp ROIC (%) ¹ LTM: last twelve months ending on 06/30/2018. Pulp Sales (‘000 ton)

Pulp Production cash cost affected by lower volume produced and raw material prices Price increase of chemicals inputs (indexed to the U.S. dollar) Reduction of approximately 80,000 tons of market pulp in 2Q18 Lower dilution of fixed costs Obs.: In line with market practice and for comparison purposes, the methodology for calculating the cash cost has been changed from 1Q18 onward and currently does not consider the depletion of wood from third-party suppliers. 98 Quarterly Pulp Cash Cost (excluding downtimes – R$/ton) LTM Pulp Cash Cost (excluding downtimes – R$/ton)

99 Steady capital discipline ¹ The 2nd tranche of the acquisition price will be paid in 2018 (50%) and 2019 (50%). 6M18 Maintenance 0.6 0.3 Acquisition of Facepa 1.3 Total Structural Competitiveness & Adjacent Business 0.3 0.2 Acquisition of land and forests¹ Capex (R$ billion) 2017 1.1 - 1.8 0.7 - 2018e 1.2 0.3 2.8 0.6 0.7

Leverage¹ (in times) Amortization Schedule (R$ million) Net Debt: R$ 9.9 billion (US$ 2.6 billion) 100 ¹ Leverage measured by net debt over Adjusted EBITDA of the last twelve months. Average Cost of Debt (in US$): 4.6% p.a. based on market swap curve Average Debt Maturity: 90 months Continuous improvement of financial metrics

10 Regulatory Approval SEC filings Shareholder meetings Closing Fibria Business Combination Transaction Timeline Agreement between Suzano and Fibria Antitrust Unrestricted authorization issued by the Federal Trade Commission (US antitrust) Antitrust clearance processes in progress: CADE (Brazil), SAMR (China), European Commission (Europe) and Turkey Available Sources of Financing Issuance of Debentures (R$ 4.7 billion) Issuance of Export Credit Notes (R$ 770.6 million) Bridge Loan commitment reduction from US$ 6.9 billion to US$ 4.4 billion Corporate Approval of the Protocol of Justification and Incorporation (i.e., the Merger Agreement) by the Boards of Directors of Suzano and Fibria Suzano’s Shareholders' Meeting convened for Sep 13, 2018 Integration planning in progress Approval of all antitrust Closing: D+45 Securities Filings SEC Registration of Suzano Shares and declaration of effectiveness NYSE ADR listing SOX Compliance starting on January 1, 2019

03/15/2018 Cash Payment (R$) Hedged Amount (R$) % Hedged in Reais Hedged Amount (US$) Exchange rate of Hedge (R$/US$) Exposure (US$) Exchange rate (R$/US$) 29,027 - - - - 8,837 3.29 06/30/2018 SENSITIVITY at each R$ 0.10/US$ variation ~US$ 277 million ~US$ 54 million Hedge Operations Instruments of protection reduce exchange exposure 29,571 21,756 74% 6,050 3.5961 2,027 3.86 (in millions) 07/31/2018 ~US$ 41 million 29,731 24,132 81% 6,650 3.6289 1,491 3.75 102

103 (on 06/30/2018) US$ 9,180 (R$ 2,550) (average exchange rate of R$3.5961/US$, considering swaps) Derivatives Results Impact of the hedge on the cash payment in the Fibria business combination transaction

104 (R$ million - on 06/30/2018) ¹ Cash Installment: payment of R$ 52.50 to Fibria’s shareholders for each common share issued by Fibria, which will be subject to adjustment in accordance to the variation of the CDI rate from 03/15/2018 to the date of consummation of the Transaction. | ² Commitment: US$2.3 billion with exchange of 06/30/2018 (R$3.8558/US$). | ³ Availability of cash due to Export Credit Note issuance on 07/31/2018. | 4 Bridge Loan: US$4.4 billion (R$ 3.8558/US$). Cash Installment ¹ on 03/15/2018 CDI adjustment until 06/30/2018 Cash Installment on 06/30/2018 Mark to Market of hedge and cash effect on 06/30/2018 1st Tranche² (6-year term loan) 6th Debenture Potential disbursement of Bridge Loan Subtotal Companies Cash International Capital Markets: Bonds US$ Export Financing: EPP R$ Capital Markets: Debentures R$ Export Financing: NCE Alternatives to Bridge Loan: Export Credit Note³ Bridge Loan4 (events post 06/30/2018) Fibria Business Combination Transaction Financing obtained through Bridge Loan

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